FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

                                                      www.freegoldventures.com

Freegold Completes Construction of 1,200 Ton/Day Portable Gravity Processing Plant

July 18, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to announce completion of construction of a self-contained, modular, and portable gravity plant designed to process free-milling gold ores at a rate of up to 1,200 tons per day.  The plant is currently being installed at the Company’s Golden Summit project outside Fairbanks, Alaska, where gold recoveries in excess of 70% are expected from the processing of bulk sampled materials without the use of chemicals or leaching.

The design of the plant was based upon the results of metallurgical testing done on the gold mineralization contained within the 10,000 tons of stockpiled bulk sample material collected from the Golden Summit property in the fall of 2006.   McClelland Laboratories of Sparks, Nevada initially prepared various representative composites using the 8 separate bulk samples locations and conducted preliminary gravity testing to confirm the presence of visible gold.  The composites were subsequently sent to Knelson Gravity Solutions of Langley, BC for testing using their standardized Gravity Recoverable Gold (GRG) test work.  This work confirmed that the Golden Summit composites contained free-milling gold, with recoveries from the high-grade samples ranging from 70.7% (at 100% passing ¼”) to 79.6% (at 100% passing 100 mesh).

The components of Freegold’s plant were purchased from various sources throughout the western U.S. and were shipped to AEPS of Yuma, AZ which was responsible for the final plant configuration and fitting.  This circuit consists of a primary impact crusher and a secondary cone crusher with screening plant that feeds the material into a series of four Knelson concentrators. The concentrate from this plant is then sent on to a Diester gravity table for the generation of the final gold concentrate.  The plant is fully automated and will be operated on a closed loop basis.  In addition to the plant, Freegold has also acquired a complete metallurgical test lab that will be located adjacent to the plant.  This lab consists of crushers, pulverizers, a small ball mill, a 4” Knelson concentrator and flotation equipment, and will be used for mill feed control, plant optimization and for ongoing exploration work on the property.

Given the typical 6-month duration of the processing season in Alaska for this type of gravity circuit, Freegold’s plant has been designed for ease of transport and installation in order to move the plant to an alternative processing location during the winter months.  The company has commenced the examination of other projects that contain free-milling gold that could be amenable to processing with this plant on a seasonal basis.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.  Freegold is continuing to discover new high-grade veins and bulk tonnage shear zones in its 25,000-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  Gold production from the processing of an initial 10,000-ton bulk sample collected in the fall of 2006, along with additional bulk sampling/processing of additional areas containing surface high grade gold mineralization will commence shortly.  Drilling to outline larger, lower grade bulk tonnage targets on the property will continue throughout the year.  Freegold has also optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited, where geophysical, mapping and sampling programs will be carried out on the property in 2007.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

jkw@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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